UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F    ☐

Closing of a Private Placement

As previously disclosed, ATA Creativity Global, a Cayman Islands exempted company (the “Company”) entered into a certain subscription agreement on May 6, 2026 (the “Subscription Agreement”), with a certain unaffiliated investor (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor an aggregate of 45,306,792 common shares, par value US$0.01 per share of the Company (the “Common Shares”), at a purchase price of US$0.46667 per share, for gross proceeds of US$21,145,961 (the “PIPE Offering”).

On July 21, 2026, the PIPE Offering was consummated upon the satisfaction of all closing conditions set forth in the SPA, and the Company issued 45,306,732 restricted Common Shares to the Investors which represents approximately 34.51% of the total voting power of the Company. Immediately following the closing, the Company has 136,928,040.4387 common shares issued and outstanding.

As previously disclosed, on May 6, 2026, in connection with the PIPE Offering, the Company, certain shareholders of the Company, namely, Mr. Xiaofeng Ma, Able Knight Development Limited, and Joingear Limited (together, “Mr. Ma Parties”), Mr. Jun Zhang, and Arts Consulting Limited (together, “Mr. Zhang Parties”), and the Investor entered into an investor rights agreement (the “IRA”). Pursuant to the IRA, Mr. Zhang Parties and Mr. Ma Parties have co-sale rights to participate, on a pro rata basis, in any proposed sale or transfer by the Investor of its securities of the Company effected pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended, in each case subject to the terms and conditions set forth in the IRA; in addition, Mr. Zhang Parties, Mr. Ma Parties, and the Investor are entitled to customary demand registration rights and piggyback registration rights with respect to the Common Shares of the Company beneficially owned by them, in each case subject to the terms and conditions set forth in the IRA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: July 22, 2026

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